SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 4)*



                                    PCD Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    69318P 10 6
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                                 (CUSIP Number)

                                 December 31, 2000
------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        / / Rule 13d-1(b)
        / / Rule 13d-1(c)
        /x/ Rule 13d-1(d)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be Deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69318P 10 6                  13G                   Page 2 of 5 Pages

------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       John L. Dwight, Jr.
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  / /

                                                                    (b)  / /
                             Not Applicable.
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  3   SEC USE ONLY
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  4   CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States

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                     5     SOLE VOTING POWER
                           882,900 (Incudes 32,000 shares subject to currently
                                    exercisable options)
                     ---------------------------------------------------------
      NUMBER OF      6     SHARED VOTING POWER
      SHARES               19,100 (Includes 19,100 shares held by one of Mr.
    BENEFICIALLY                   Dwight's children with respect to which Mr.
      OWNED BY                     Dwight disclaims beneficial ownership)
        EACH         ---------------------------------------------------------
      REPORTING      7     SOLE DISPOSITIVE POWER
       PERSON              882,900
        WITH

                     ---------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           19,100

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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      902,000
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                  10.20%
------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
                                    IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G                                                 Page 3 of 5 Pages

Item 1:     (a)    Name of Issuer:
                   PCD Inc.

            (b)    Address of Issuer's Principal Executive Offices:
                   Two Technology Drive
                   Centennial Park
                   Peabody, MA  01960-7977

Item 2:     (a)    Name of Person Filing:
                   John L. Dwight Jr.

            (b) Address of Principal Business Office or, if None, Residence: c/o PCD Inc.
                   Two Technology Drive
                   Centennial Park
                   Peabody, MA  01960-7977

            (c)    Citizenship:
                   United States

            (d)    Title of Class of Securities:
                   Common Stock, $0.01 par value

            (e)    CUSIP Number:
                   69318P 10 6

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) / /  Broker or dealer registered under Section 15 of the Exchange Act
     (b) / /  Bank as defined in Section 3(a)(6) of the Exchange Act
     (c) / /  Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.
     (d) / / Investment company registered under Section 8 of the Investment Company Act.
     (e) / /  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
      (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. / /


Item 4:     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

SCHEDULE 13G                                                 Page 4 of 5 Pages

      (a)    Amount Beneficially Owned:                          COMMON STOCK
                                                                   902,000
             Includes 19,100 shares held by one of Mr. Dwight's children and as to which he disclaims beneficial ownership.

      (b)    Percent of Class:                                      PERCENTAGE
                                                                       10.20%
             Based on 8,811,822 shares of Common Stock of PCD Inc. outstanding as of December 31, 2000 and 32,000 currently exercisable options held by Mr. Dwight.

      (c)    Number of shares as to which such person has:
(i)     Sole power to vote or to direct the vote:                   882,900
(ii)    Shared power to vote or to direct the vote:                  19,100
(iii)   Sole power to dispose or to direct the disposition of:      882,900
(iv)    Shared power to dispose or to direct the disposition of:     19,100

Item 5:     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
            securities, check the following:  [   ].

Item 6:     Ownership of More than Five Percent on Behalf of Another Person:
                              Not Applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                              Not Applicable.

Item 8:     Identification and Classification of Members of the Group:
                              Not Applicable.

Item 9:     Notice of Dissolution of Group:
                              Not Applicable.

Item 10:    Certifications:
            Not Applicable (not filed pursuant to Rule 13d-1(b) or (c)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 17, 2001



By:    /s/ John L. Dwight Jr.
       ---------------------------------
 	   John L. Dwight, Jr.
	      Chairman of the Board, Chief
         Executive Officer and President